July 10, 2009
Mr. Hugh West
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20002

RE:	U.S. Bancorp Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009 File No. 001-06880
Dear Mr. West:
Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated June 26, 2009, regarding the above-referenced documents.
The Staff’s comments, indicated in bold, are followed by the Company’s responses.
1.	Your presentation of net securities gains on the face of your Consolidated Statement of Income indicates that you recognized $99 million of other-than-temporary impairments (OTTI) on investment securities in other comprehensive income during the 1st quarter of 2009. It is not clear, however, where this amount is reported in your Consolidated Statement of Shareholders’ Equity. Please revise your future filings to separately present amounts recognized in accumulated other comprehensive income related to held-to-maturity and available-for-sale debt securities for which a portion of an OTTI has been recognized in earnings as required by paragraph 37 of FSP FAS 115-2 and 124-2.

The Company will revise its presentation of the Consolidated Statement of Shareholders’ Equity in future filings to separately disclose the amount of OTTI on investment securities recognized in accumulated other comprehensive income when a portion of OTTI for those investment securities was recognized in earnings.

Mr. Hugh West, Securities and Exchange Commission
July 10, 2009

2.	We note your disclosure on pages 32-33 that you recognized OTTI of $198 million and $56 million on perpetual preferred securities and certain non-agency mortgage-backed securities during the 1st quarter of 2009. These amounts appear to represent only the amount related to credit losses that were recognized in earnings. In the interest of clarity, please revise future filings to disclose for each major security type the total OTTI recognized, the portion attributable to credit losses and the portion attributable to other factors.

The Company will revise future filings to disclose, by major security type, the portion of OTTI recognized in earnings, the portion related to other factors, and the total of those amounts.

3.	Please revise your future filings to provide the disclosures required by paragraph 19 of SFAS 115, as amended by FSP 115-2 and 124-2. Refer to paragraph A2 of the FSP for more information.

The Company will revise its investment securities disclosure in future filings to disaggregate losses between amounts considered OTTI and amounts not considered OTTI, as well as continue to disclose the total of all unrealized losses.

4.	We note the second table on page 33 presents the fair value and unrealized losses of investment securities with unrealized losses by investment category. Paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. In an effort to provide greater transparency and granularity to your disclosure, please revise your future filings to address the following:

Mr. Hugh West, Securities and Exchange Commission
July 10, 2009

▪	Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2.

The Company will, in future filings, report residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as major security types.

▪	Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g. prime, subprime) or other loan characteristics (e.g. Alt-A, interest-only) based on the nature and risks of the securities. Such further segregation would provide more meaningful information given the wide ranges that you disclose for prepayment rates, default rates and loss severities for such securities.

The Company has further considered possible segmentation of its residential mortgage-backed security portfolio and in future filings will disaggregate related disclosures between prime and non-prime categories.
5.	We note your disclosure on page 33 that you have no plan to sell the securities with unrealized losses. To further clarify your rationale for not recognizing OTTI on these securities, please revise future filings to disclose whether it is more likely than not that you would be required to sell such securities before recovery of its amortized cost basis.

The Company will revise the language in its future filings to clarify for those debt securities with unrealized losses, it is more likely than not the Company will not be required to sell the securities before recovery of their amortized cost basis.
* * * * * *
In accordance with the request contained in your comment letter, the Company hereby acknowledges the following statements:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Hugh West, Securities and Exchange Commission
July 10, 2009

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * *
Should you require further clarification of any of the issues raised in this letter, please contact Terrance R. Dolan at (612) 303-4352 (or by fax at (612) 303-4830). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.
Sincerely,
U.S. Bancorp

By:	/s/ Terrance R. Dolan Terrance R. Dolan
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer Andrew Cecere, Vice Chairman and Chief Financial Officer Lee R. Mitau, Executive Vice President and General Counsel